Bema Gold Corporate Update/Notice of Year End Results Conference Call

Vancouver, February 9, 2004- Bema Gold Corporation (TSX, AMEX – BGO, AIM – BAU) releases an update on its activities to December 31st, 2003 and outlines the Company’s projections for 2004. All dollar figures are in United States dollars unless otherwise indicated.

Bema Consolidated Gold Production, 2003

Bema’s consolidated gold production for the year increased by 113% to 250,315 ounces compared to 2002 production of 117,319 ounces. Operating cash cost was $260 and total cash cost was $278 per ounce of gold produced. The Company realized a cash gain of $4.9 million from the exercise of South African rand denominated gold put options in 2003. When applied to Bema’s total operating cost, this cash gain would result in a reduction of approximately $20 per ounce for a net total cash cost of $258 per ounce.

Julietta Mine, Russia (Bema 79%)

In 2003 Julietta produced 118,145 ounces gold exceeding budget by approximately 1,800 ounces at an operating cash cost of $111 per ounce (budget $110) and a total cash cost of $148 per ounce (budget $155). Gold production at the Julietta Mine improved by 8.5% or 9,300 ounces and operating cash cost decreased by 7% compared to 2002.

Petrex Mines, South Africa (Bema 100%)

Petrex produced 132,170 ounces of gold from the date of acquisition, February 14th to December 31st 2003, at a total cash cost of $394 per ounce based on a conversion rate of 7.35 rand to one United States dollar (USD). Adjusting for the rand gold put option gains would reduce the total cash cost of $357 per ounce.

Total cash cost was $100 higher than budget due to the strength of the rand in 2003. Bema budgeted 10 rand to 1 USD for the year while the rand averaged 7.35 to 1. Total cash cost was also affected by a delay in the scheduled ramp up of ore production from the open pit operations.

Bema successfully expanded the mill facilities at Petrex in 2003. Subsequently, the mill has demonstrated the ability to process ore in excess of the budgeted 190,000 tonnes per month. Recoveries have also improved during the fourth quarter, however the grade of open pit ore delivered to the mill has been below expectations and has resulted in higher than forecast cash costs for the year.

The focus for 2004 at Petrex will be to improve open pit production. Bema has budgeted $2 million for drilling this year to better define open pittable reserves, which is expected to lead to improved ore delivery to the mill by the second quarter and therefore a reduction in cash costs.

2004 Production

Bema’s projected gold production in 2004 is 300,000 ounces at a combined total cash cost of $271 per ounce*. This would represent a 20% increase in the number of ounces produced at a slightly lower total operating cost per ounce. Annual production is projected to increase to over 400,000 ounces of gold in 2005 with the recommencement of operations at the Refugio Mine in Chile in late 2004. Gold production is projected to continue to increase over the next 3 years with the planned development of the Kupol Deposit and potential development of the Cerro Casale Project.

Petrex Mines production in 2004 is projected to increase to approximately 200,000 ounces of gold at a total cash cost of $320 per ounce* as open pit ore availability and grades improve.

The Petrex Mines total cash cost is sensitive to currency fluctuations as each 1 rand change versus the US dollar would decrease operating costs by approximately $36 per ounce. The stronger rand versus the USD is being partially offset by rand put options that were put in place in 2002. For 2004 the Company has approximately 70% of production hedged with rand gold put options.

The Julietta Mine is projected to produce 102,000 ounces of gold in 2004, a decrease of approximately 14% from 2003, as the mine is expected to be processing ore from lower grade stopes. Operating cash cost is budgeted at $135 per ounce and total cash cost is budgeted at $177 per ounce, an increase of approximately 20% from 2003, mainly due to higher royalty taxes and the processing of lower grade ore. The higher royalty taxes is a result of a higher spot gold price budget of $375 per ounce.

Based on a successful 2003 drill program the Company believes it has replaced all of the ore mined at Julietta during the year. Exploration will continue at Julietta in 2004 in order to continue to convert resources into reserves and to further explore newly discovered high grade gold veins.

Refugio Mine, Chile (Bema 50%)

Bema and joint venture partner Kinross Gold Corporation plan to recommence gold mining operations at the Refugio Mine in late 2004. A 56,000 metre drill program in 2003 was successful in expanding reserves to justify a greater than 25% expansion of daily throughput compared to historic production levels. The new proven and probable reserves based on a gold price of $350 per ounce, are 12.4 million tonnes at a grade of 0.86 grams of gold per tonne for 3.4 million ounces of gold (100%). Refugio will recommence production at 40,000 tonnes per day with annual gold production ranging between 230,000 and 260,000 ounces at a total cash cost averaging approximately $225 per ounce over a ten year mine life.

The joint venture has commenced construction activities for the restart of operations which include the acquisition of a mining fleet, electrical power lines to the site, upgrading the crushing facilities to 40,000 tonnes per day, and other support facilities. M3 Engineering and Technology Corp. have been selected as the general contractor for this work.

* Based on an 8 rand to 1 USD conversion rate and not accounting for any potential gains from the 2004 rand gold put option program.

Kupol Deposit, Russia (Bema 75%)

Bema recently announced a preliminary Indicated Mineral Resource at Kupol of 2.5 million tonnes containing 1.8 million ounces of gold and 19 million ounces of silver at an average grade of 22.3 grams per tonne (g/t) gold and 232 g/t silver and an additional 7.1 million tonnes containing 4.2 million ounces of gold and 55.9 million ounces of silver at an average grade of 18.4 g/t gold and 243 g/t silver in the Inferred category. This resource estimate confirms that the Kupol vein system hosts a large, high grade gold and silver deposit. Bema has estimated the preliminary Mineral Resource based on 21,860 metres of drilling in 2003. Significant gold mineralization has been intercepted over 3.1 kilometres of drilled strike length and, from surface, to a depth of at least 300 metres. Mineralization remains open to the north, south and at depth.

An infill and exploration program comprising 57,000 meters of diamond drilling with 7 drills will commence in late May. Infill drilling will begin at Big Bend and exploration drilling will commence including deep drilling at Big Bend, the North Zone Extension and stepout drilling to the north. Furthermore, Bema is currently procuring equipment and supplies for the Kupol project in preparation for the 2004 exploration and development program. The program will include construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for 2005 construction. Management believes that the ultimate target at Kupol is up to, or in excess of, 16 million tonnes with similar gold and silver grades to those stated in the preliminary mineral resource.**

Cerro Casale, Chile (Bema 24%)

Placer Dome is currently updating the feasibility study and has initiated discussions with lenders regarding potential financing for the Cerro Casale gold and copper development project in northern Chile. Cerro Casale is owned by Compania Minera Casale (“CMC”), a Chilean contractual mining company owned indirectly by Placer Dome Inc. (51%) Bema (24%) and Arizona Star Resource Corp. (25%).

Placer Dome Technical Services Limited completed a feasibility study at Cerro Casale in January 2000 which estimated a measured and indicated mineral resources of approximately 23 million ounces of gold and 6 billion pounds of copper making it one of the world’s largest undeveloped gold and copper deposits. The feasibility study contemplated a large-scale open pit gold and copper mine assuming certain parameters, including a life-of -mine gold price of $350 per ounce and a copper price of $0.95 per pound. According to the feasibility study, Cerro Casale could produce 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Cash production costs are estimated to be less than $100 per ounce of gold with total costs estimated at $203 per ounce of gold (assuming credits for copper at $0.95 per pound). Upon making a positive production decision, Placer Dome is required to arrange up to $1.3 billion of project financing and commence construction of the mine.

**The potential quantity and grade is conceptual in nature and there has been insufficient exploration to define this target at this time and it is uncertain that further exploration will result in further discoveries on the property. The target referred to is based on follow up to currently untested, known strike length and down dip potential.

Monument Bay, Manitoba (Bema 70%)

Based on exploration work to date, Bema has identified a high-grade inferred resource of 418,000 ounces of gold with an average grade of 20.4 grams per tonne gold at the Monument Bay project located in North Eastern Manitoba. In January of 2004 Bema commenced a 15,000- 20,000 metre drill program at Monument Bay using three drill rigs. The program will test the main area of mineralization where the bulk of the inferred resource is contained.

2003 Year End Results Conference Call

Bema will host a conference call to discuss the 2003 year end results on Thursday, March 25, 2004 at 2:30pm PST (5:30 EST). The results will be released prior to the call, after the North American markets have closed. To access the call please dial 416-695-9753 or toll free 1-877-888-3855.

On Behalf Of Bema Gold Corporation

“Clive Johnson”

Chairman, CEO, President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.